FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Report on Form 6-K dated November 8, 2007

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IR contacts:	Krisztina Förhécz	+36-1-457-6029
	Rita Walfisch	+36-1-457-6036
	Szabolcs Czenthe	+36-1-458-0437
investor.relations@telekom.hu

First nine months 2007 results: on track to meet full year targets

Budapest – November 8, 2007 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first nine months of 2007, in accordance with International Financial Reporting Standards (IFRS).

Highlights:

•                  Revenues grew by 2.7% from HUF 490.3 bn to HUF 503.6 bn (EUR 2,007.7 m) in the first nine months of 2007 over the same period last year. Growth in mobile, broadband and SI/IT revenues compensated for the lower fixed line voice and TETRA revenues. The consolidation of KFKI Group, T-Systems Hungary and Dataplex contributed HUF 18.8 bn to Group revenues in the period under review.

•                  EBITDA was up by 2.1% to HUF 203.0 bn, with an EBITDA margin of 40.3%. Group EBITDA excluding investigation-related costs (HUF 3.7 bn) and severance payments and accruals (HUF 8.2 bn including headcount reduction-related and a portion attributable to contractual termination expense of key managers) was HUF 214.9 bn with an EBITDA margin of 42.7%.

•                  Gross additions to tangible and intangible assets were HUF 49.9 bn. Of this, HUF 22.0 bn related to the T-Com segment, HUF 24.5 bn to T-Mobile (within this, HUF 8.7 bn was spent on mobile broadband investment in Hungary), HUF 1.5 bn to T-Systems and HUF 1.9 bn to Headquarters and Shared Services.

•                  Profit attributable to equity holders of the company (net income) decreased by 1.5%, from HUF 60.3 bn to HUF 59.4 bn (EUR 236.9 m) due to higher deferred and local taxes, as well as taxes on income increased due to the introduction of the solidarity tax.

•                  Net cash generated from operating activities grew strongly from HUF 150.5 bn to HUF 176.3 bn. Beside the slight increase in EBITDA, the main drivers behind this development were the significantly lower working capital requirements (driven mainly by a change in trade receivables related to the TETRA service) and reduced tax payment thanks to the utilization of tax benefits. Net cash used in investing activities fell from HUF 98.8 bn to HUF 38.6 bn, mainly driven by lower gross additions to tangible and intangible assets (capex) and lower spending on purchase of subsidiaries and business units. Cash used for purchase of subsidiaries decreased from HUF 34.9 bn (mainly for the acquisition of KFKI, Dataplex and the 10% treasury share purchase of MakTel) to HUF 1.8 bn (T-Systems Hungary and Mobilpress acquisition). Net cash used in financing activities significantly increased, reflecting the dividends paid to shareholders in January and May 2007 for 2005 and 2006 financials, respectively.

•                  Net debt increased to HUF 274.2 bn, reflecting the increase in loans for financing dividend payments. The net debt ratio (net debt to net debt plus total equity) accordingly was up from 26.4% at the end of September last year to 32.2% at end-September 2007.

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Third quarter 2007 results: strong cost control leads to improved profitability

Christopher Mattheisen, Chairman and CEO commented: “The third quarter financials reflect our efforts to improve cost efficiency within the Group with the EBITDA margin – excluding investigation- and headcount reduction-related expenses – reaching 44.0%. EBITDA was further supported by the acquisitions in the SI/IT segment and the TETRA services, showing 6% growth over the third quarter of last year. Looking at the segment results, the T-Com segment in Hungary shows a slowdown in revenue losses thanks to the broadband revenue growth, while cost reductions resulted in slight EBITDA increase. The T-Mobile segment was heavily supported by the good performance of the international subsidiaries, while cost cutting efforts were also visible at the Hungarian operations. At T-Systems, the new acquisitions ensured EBITDA growth despite continuous decline in voice revenues.

In addition to achieving strong financial results, during the third quarter we were able to reach important decisions regarding our new management structure and headcount efficiency improvements, ensuring our competitiveness in the longer term. The details of the new operational structure, which will focus on customer segments, are being finalised, and will be introduced from the beginning of 2008. The structure of our financial disclosure, however, will remain the same for the next year. Finally, in line with our strategy to create value through acquisition, we have decided to participate in the privatization process of Telekom Slovenije. We filed an indicative offer on 15th of October and I am pleased that we have been shortlisted for the due diligence process.”

T-Com

Revenues before elimination fell by 3.6% to HUF 78.3 bn in Q3 2007 over the same period in 2006 while EBITDA margin increased to 42.5%.

•                  T-Com Hungary reported a revenue decline of 4.3% to HUF 60.9 bn driven by decreasing voice revenues as increasing competition from mobile, alternative and cable operators caused a reduction in traffic and average tariff levels. Internet revenues were up by 19.1% to HUF 13.3 bn thanks to the continuous increase in the number of ADSL and cable broadband customers. The total number of broadband connections exceeded 680,000 at end-September 2007, while strong mobile substitution and competition from cable operators resulted in a decline in the total number of fixed lines (down 5.3% at end-September 2007 compared to a year ago). Thanks to strict cost control, EBITDA was up by 2.2% to HUF 25.7 bn and EBITDA margin was 42.2%.

•                  In Macedonia, revenues decreased by 12.6% to HUF 10.2 bn, reflecting lower voice traffic due to strong mobile substitution and the emerging fixed line competition, as well as unfavourable FX movements (the Hungarian Forint on average strengthened by 8.8% to the Macedonian Denar). International wholesale traffic was especially impacted by competition from alternative operators. As a result, EBITDA decreased by 19.4% and EBITDA margin was down to 45.3% in Q3 2007.

•                  Revenues of T-Com Crna Gora increased by 18.5% to HUF 7.3 bn in the third quarter of 2007. The strong increase in international retail and wholesale traffic revenues was driven by the increasing mobile penetration and by the classification of Serbian traffic as

2

international following the independence of Montenegro. Domestic voice traffic decreased due to the increasing mobile substitution. EBITDA was up by 24.4% to HUF 2.9 bn and EBITDA margin was 39.9%.

3

T-Mobile

Revenues before elimination declined by 5.5% to HUF 92.1 bn; EBITDA margin was 46.4%.

•                  T-Mobile Hungary showed a revenue increase of 1.1% to HUF 72.4 bn as the healthy growth in the customer base and expansion of value added service revenues were offset by a decline in wholesale voice revenues, driven by the cut in mobile termination fees in February 2007. Although the increase in value added service revenues and usage continues, ARPU showed a 4.8% decrease due to the declining tariffs and the 15% cut in termination rates. Average acquisition cost per new customer increased by 12%, reflecting the higher subsidies for postpaid customers and 3G/HSDPA enabled devices. The customer mix improved further reaching a postpaid ratio of 36.9% at the end of the third quarter. EBITDA was HUF 32.1 bn with an EBITDA margin of 44.3%.

•                  T-Mobile Macedonia reported revenue growth of 5.4% to HUF 11.8 bn in a growing market characterised by strong tariff competition. The improving customer mix and the strong, 22% increase in usage was offset by the continuously decreasing tariff level and the unfavourable FX impact, resulting in a 3% decline in ARPU levels. EBITDA was HUF 6.7 bn and margin reached a strong 56.8%.

•                  Mobile revenues of T-Mobile Crna Gora increased by 37.5% to HUF 6.3 bn in Q3 2007, driven by expanding tourism, higher international traffic revenues and increased mobile termination rates. Market penetration increased to 185% at the end of September driven by the extended availability of SIM cards and the entrance of the third mobile competitor. EBITDA margin was 56.6% in Q3 2007.

•                  Pro-M, the TETRA service company, reported HUF 1.9 bn revenues in Q3 2007 compared to HUF 10.2 bn in the same period of 2006. The revenue decline is due to the fact that in the third quarter of last year sale of network elements reached HUF 9.8 bn, while in the same period this year it only amounted to HUF 0.5 bn. At the same time service revenues reached HUF 1.4 bn and EBITDA was HUF 0.4 bn in the period.

T-Systems

Revenues before elimination increased by 46.9% to HUF 19.9 bn as the consolidation effect of the new subsidiaries offset the declining traditional voice revenues. KFKI Group and T-Systems Hungary contributed HUF 7.6 bn revenues and HUF 0.6 bn EBITDA to the segment results in Q3 2007. Excluding the new subsidiaries, revenues decreased by 4.6%, driven by the continuous pressure on voice tariffs and increasing mobile substitution. The segment’s EBITDA increased by 9.0% to HUF 3.5 bn and EBITDA margin was 17.6% in Q3 2007.

Headquarters and Shared services

Revenues before elimination were down by 3.8% to HUF 5.7 bn driven by lower marketing service revenues. EBITDA decreased by 22% to HUF -5.3 bn due to headcount reduction-related expenses of HUF 0.7 bn and higher investigation-related expenses (HUF 1.8 bn in Q3 2007 compared to HUF 1.3 bn in Q3 2006).

4

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts, the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.

We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by and the investigations being conducted by these authorities. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further informal document requests have been issued.

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including traditional fixed line and mobile telephony, data transmission, value-added, IT and system integration services. Magyar Telekom owns the majority of the shares of MakTel, the leading fixed line operator and its subsidiary T-Mobile Macedonia, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Crnogorski Telekom. This Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of September 30, 2007 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remaining 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2006 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s Q1-3 2007 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

5

MAGYAR TELEKOM

Consolidated

Income Statements - IFRS

(HUF million)

	9 months ended Sep 30,		%
	2006	2007	change
	(Unaudited)	(Unaudited)

Revenues

Subscriptions	70,212	68,431	(2.5)%
Domestic outgoing traffic	53,916	39,521	(26.7)%
International outgoing traffic	7,880	7,922	0.5%
Value added and other services	6,867	5,748	(16.3)%
Voice - retail revenues	138,875	121,622	(12.4)%

Domestic incoming traffic	6,716	7,719	14.9%
International incoming traffic	14,918	15,764	5.7%
Voice - wholesale revenues	21,634	23,483	8.5%

Internet	36,278	43,032	18.6%
Data	20,241	20,425	0.9%
Multimedia	13,120	13,596	3.6%
Equipment sales	3,215	3,570	11.0%
Other revenues	6,606	6,947	5.2%

Fixed line revenues	239,969	232,675	(3.0)%

Voice - retail	141,497	146,533	3.6%
Voice - wholesale	33,950	34,263	0.9%
Visitor	4,716	5,692	20.7%
Non-voice	29,210	33,080	13.2%
Equipment sales and activation	16,278	15,419	(5.3)%
Other revenues	11,869	6,809	(42.6)%

Mobile revenues	237,520	241,796	1.8%

System Integration/Information Technology revenues	12,853	29,173	127.0%

Total revenues	490,342	503,644	2.7%

Voice-, data- and Internet-related payments	(69,231)	(65,376)	(5.6)%
Cost of equipment	(37,354)	(28,918)	(22.6)%
Payments to agents and other subcontractors	(21,161)	(35,623)	68.3%
Total revenue-related payments	(127,746)	(129,917)	1.7%
Employee-related expenses	(66,143)	(77,069)	16.5%
Depreciation and amortization	(90,783)	(85,586)	(5.7)%
Other operating expenses - net	(97,635)	(93,673)	(4.1)%

Total operating expenses	(382,307)	(386,245)	1.0%

Operating profit	108,035	117,399	8.7%

Net financial expenses	(21,622)	(23,133)	7.0%

Share of associates’ profits	321	457	42.4%

Profit before income tax	86,734	94,723	9.2%

Income tax	(16,834)	(24,855)	47.6%

Profit for the period	69,900	69,868	(0.0)%

Attributable to:
Equity holders of the Company (Net income)	60,297	59,422	(1.5)%
Minority interests	9,603	10,446	8.8%
	69,900	69,868	(0.0)%

MAGYAR TELEKOM

Consolidated

Balance Sheets - IFRS

(HUF million)

	Sep 30, 2006	Sep 30, 2007	% change
	(Unaudited)	(Unaudited)

ASSETS

Current assets

Cash and cash equivalents	50,930	94,190	84.9%
Other financial assets	23,572	7,543	(68.0)%
Trade receivables	83,363	94,237	13.0%
Inventories	11,113	10,390	(6.5)%
Current recoverable income taxes	4,515	139	(96.9)%
Other assets	22,897	13,506	(41.0)%

Total current assets	196,390	220,005	12.0%

Non-current assets

Intangible assets	333,460	325,377	(2.4)%
Property, plant and equipment	561,093	522,007	(7.0)%
Investments in associates	5,184	4,455	(14.1)%
Other financial assets	14,547	28,664	97.0%
Deferred tax assets	10,493	2,251	(78.5)%

Total non-current assets	924,777	882,754	(4.5)%

Total assets	1,121,167	1,102,759	(1.6)%

LIABILITIES AND EQUITY

Current liabilities

Loans from related parties	54,000	40,000	(25.9)%
Other financial liabilities	34,054	25,534	(25.0)%
Accrued interest	5,190	6,898	32.9%
Trade payables	56,213	67,594	20.2%
Other liabilities	51,885	37,881	(27.0)%
Provisions	5,322	9,428	77.2%
Income tax liabilities	1,466	3,938	168.6%

Total current liabilities	208,130	191,273	(8.1)%

Non-current liabilities

Loans from related parties	205,432	254,432	23.9%
Other financial liabilities	22,150	55,961	152.6%
Other liabilities	7,914	6,789	(14.2)%
Provisions	2,554	10,913	327.3%
Deferred tax liabilities	3,874	7,005	80.8%

Total non-current liabilities	241,924	335,100	38.5%

Total liabilities	450,054	526,373	17.0%

EQUITY

Issued capital	104,277	104,277	0.0%
Additional paid in capital	27,380	27,380	0.0%
Treasury shares	(1,926)	(1,179)	(38.8)%
Retained earnings	461,529	384,314	(16.7)%
Cumulative translation adjustment	9,310	(2,025)	n.m.
Shareholders’ equity	600,570	512,767	(14.6)%
Minority interests	70,543	63,619	(9.8)%
Total equity	671,113	576,386	(14.1)%

Total liabilities and equity	1,121,167	1,102,759	(1.6)%

MAGYAR TELEKOM

Consolidated

Cashflow Statements - IFRS

(HUF million)

	9 months ended Sep 30,		%
	2006	2007	change
	(Unaudited)	(Unaudited)

Profit for the year	69,900	69,868	(0.0)%
Depreciation and amortization	90,783	85,586	(5.7)%
Income tax expense	16,834	24,855	47.6%
Net financial expenses	21,622	23,133	7.0%
Share of associates’ profits	(321)	(457)	42.4%
Change in working capital	(11,187)	6,596	n.m.
Tax paid	(14,141)	(7,983)	(43.5)%
Dividend received	157	72	(54.1)%
Interest paid	(21,322)	(24,491)	14.9%
Interest received	2,497	3,929	57.3%
Other cashflows from operations	(4,343)	(4,826)	11.1%

Net cash generated from operating activities	150,479	176,282	17.1%

Cashflows from investing activities

Additions to tangible and intangible assets	(58,929)	(49,903)	(15.3)%
Change in payables relating to capital expenditures	(13,439)	(9,858)	(26.6)%
Purchase of subsidiaries and business units	(34,879)	(1,835)	(94.7)%
Cash acquired through business combinations	373	485	30.0%
Proceeds from / (Payments for) other financial assets - net	1,753	14,224	711.4%
Proceeds from disposal of non current assets	6,354	8,307	30.7%

Net cash used in investing activities	(98,767)	(38,580)	(60.9)%

Cashflows from financing activities

Dividends paid to shareholders and minority interest	(75)	(162,542)	n.m.
Net proceeds of loans and other borrowings	(29,662)	58,804	n.m.
Other	(26)	386	n.m.

Net cash used in financing activities	(29,763)	(103,352)	247.2%

Exchange gains / (losses) on cash	4,671	(367)	n.m.

Change in cash and cash equivalents	26,620	33,983	27.7%

Cash and cash equivalents, beginning of period	24,310	60,207	147.7%

Cash and cash equivalents, end of period	50,930	94,190	84.9%

Change in cash and cash equivalents	26,620	33,983	27.7%

Summary of key operating statistics

GROUP	Sep 30, 2006	Sep 30, 2007	% change

EBITDA margin	40.5%	40.3%	n.a.
Operating margin	22.0%	23.3%	n.a.
Net income margin	12.3%	11.8%	n.a.
CAPEX to Sales	12.0%	9.9%	n.a.
ROA	7.3%	7.1%	n.a.
Net debt	241,134	274,194	13.7%
Net debt / net debt + total capital	26.4%	32.2%	n.a.
Number of employees (closing full equivalent)	12,361	11,852	(4.1)%

T-COM SEGMENT	Sep 30, 2006	Sep 30, 2007	% change

Hungarian fixed line operations

Fixed line penetration (1)	31.0%	29.4%	n.a.
Number of closing lines (1)
Residential	1,922,442	1,819,198	(5.4)%
Business	174,328	165,073	(5.3)%
Payphone	21,607	20,255	(6.3)%
ISDN channels	322,370	307,000	(4.8)%
Total lines	2,440,747	2,311,526	(5.3)%

Traffic in minutes (thousands) (1)
Local	2,140,656	2,005,337	(6.3)%
Long distance	734,511	683,011	(7.0)%
Fixed to mobile	359,739	277,547	(22.8)%
Domestic outgoing traffic	3,234,906	2,965,895	(8.3)%
International outgoing traffic	50,959	43,269	(15.1)%
Internet	812,146	345,784	(57.4)%
Total outgoing traffic	4,098,011	3,354,948	(18.1)%

Data products
ADSL connections	451,033	588,876	30.6%
Number of Internet subscribers
Dial-up	38,754	17,822	(54.0)%
Leased line	672	652	(3.0)%
DSL	295,867	384,072	29.8%
W-LAN	1,292	711	(45.0)%
CATV	45,339	79,889	76.2%
Total Internet subscribers	381,924	483,146	26.5%
Market share in the dial-up market (estimated)	35%	40%	n.a.
Cable television customers	409,016	412,289	0.8%
Total broadband Internet access	498,336	680,548	36.6%

Macedonian fixed line operations

Macedonian fixed line penetration	24.4%	22.8%	n.a.
Number of closing lines
Residential	440,785	410,087	(7.0)%
Business	43,727	42,571	(2.6)%
Payphone	2,168	2,028	(6.5)%
ISDN channels	41,662	44,224	6.1%
Total Macedonian lines	528,342	498,910	(5.6)%

Macedonian traffic in minutes (thousands)
Local	897,333	832,134	(7.3)%
Long distance	133,460	123,771	(7.3)%
Fixed to mobile	93,749	80,753	(13.9)%
Domestic outgoing traffic	1,124,542	1,036,658	(7.8)%
International outgoing traffic	20,910	18,652	(10.8)%
Internet	143,068	88,493	(38.1)%
Total outgoing Macedonian traffic	1,288,520	1,143,803	(11.2)%

Data products (Macedonia)
ADSL connections	13,315	24,840	86.6%
Number of Internet subscribers
Dial-up	100,181	131,664	31.4%
Leased line	139	149	7.2%
DSL	13,315	24,840	86.6%
Total Internet subscribers	113,635	156,653	37.9%
Market share in the dial-up market (estimated)	94%	94%	n.a.

Montenegrin fixed line operations

Montenegrin fixed line penetration	31.7%	30.5%	n.a.
Number of closing lines
PSTN lines	175,492	167,640	(4.5)%
ISDN channels	21,018	21,770	3.6%
Total Montenegrin lines	196,510	189,410	(3.6)%

Montenegrin traffic in minutes (thousands)
Local	234,874	220,021	(6.3)%
Long distance	96,434	50,106	(48.0)%
Fixed to mobile	30,049	23,554	(21.6)%
Domestic outgoing traffic	361,357	293,681	(18.7)%
International outgoing traffic	10,103	53,799	432.5%
Internet	274,659	243,909	(11.2)%
Total outgoing Montenegrin traffic	646,119	591,389	(8.5)%

Data products (Montenegro)
ADSL connections	4,474	11,266	151.8%
Number of Internet subscribers
Dial-up	26,128	30,263	15.8%
Leased line	128	136	6.3%
DSL	4,474	11,266	151.8%
Total Internet subscribers	30,730	41,665	35.6%
Market share in the dial-up market (estimated)	98%	98%	n.a.

T-MOBILE SEGMENT	Sep 30, 2006	Sep 30, 2007	% change

Hungarian mobile operations

Mobile penetration	95.4%	104.4%	n.a.
Market share of T-Mobile Hungary	44.8%	44.1%	n.a.
Number of customers (RPC)	4,306,723	4,628,153	7.5%
Postpaid share in the RPC base	33.9%	36.9%	n.a.
MOU	139	147	5.8%
ARPU	4,793	4,565	(4.8)%
Postpaid	9,998	8,726	(12.7)%
Prepaid	2,267	2,214	(2.3)%
Overall churn rate	17.3%	15.8%	n.a.
Postpaid	9.8%	9.7%	n.a.
Prepaid	21.0%	19.2%	n.a.
Enhanced services within ARPU	637	667	4.7%
Average acquisition cost (SAC) per customer	6,110	6,838	11.9%

Macedonian mobile operations

Macedonian mobile penetration	66.4%	80.8%	n.a.
Market share of T-Mobile Macedonia	67.1%	63.2%	n.a.
Number of customers (RPC)	925,994	1,065,910	15.1%
Postpaid share in the RPC base	17.5%	23.4%	n.a.
MOU	71	86	21.1%
ARPU	3,202	3,092	(3.4)%

Montenegrin mobile operations

Montenegrin mobile penetration	108.5%	185.1%	n.a.
Market share of T-Mobile Crna Gora	40.2%	34.1%	n.a.
Number of customers (RPC) (2)	270,510	391,314	44.7%
Postpaid share in the RPC base	15.5%	16.3%	n.a.
MOU	138	112	(18.8)%
ARPU	4,196	3,537	(15.7)%

T-SYSTEMS SEGMENT	Sep 30, 2006	Sep 30, 2007	% change

Number of closing lines
Business	65,613	60,768	(7.4)%
Managed leased lines (Flex-Com connections) (1)	9,602	8,218	(14.4)%
ISDN channels	168,644	165,930	(1.6)%
Total lines	243,859	234,916	(3.7)%

Traffic in minutes (thousands)
Local	324,273	246,036	(24.1)%
Long distance	137,248	108,937	(20.6)%
Fixed to mobile	103,062	71,141	(31.0)%
Domestic outgoing traffic	564,583	426,114	(24.5)%
International outgoing traffic	24,551	22,130	(9.9)%
Internet	41,196	21,701	(47.3)%
Total outgoing traffic	630,330	469,945	(25.4)%

(1)	MT Plc. T-COM + Emitel (100% owned by Magyar Telekom Plc.)
(2)	In October 2006, prepaid voucher lifecycle was extended from 3 to 11 months in Montenegro, resulting in increase in the number of prepaid RPC.

Analysis of the Financial Statements

for the nine months ended September 30, 2007

Exchange rate information

The Euro weakened by 8.3% against the Hungarian Forint year on year (from 273.49 HUF/EUR on September 30, 2006 to 250.76 HUF/EUR on September 30, 2007). The average HUF/EUR rate decreased from 265.55 in the nine months of 2006 to 250.86 in the same period of 2007.

The U.S. Dollar depreciated by 18.0% against the Hungarian Forint year on year (from 215.74 HUF/USD on September 30, 2006 to 176.84 HUF/USD on September 30, 2007).

The Hungarian Forint strengthened year over year by 5.5% against the Macedonian Denar on average, affecting all revenue and expense lines of our Macedonian operations to a large extent.

Analysis of group income statements

As previously disclosed, in the course of conducting their audit of our 2005 financial statements, PricewaterhouseCoopers Könyvvizsgáló és Gazdasági Tanácsadó Kft. identified two contracts the nature and business purposes of which were not readily apparent. In February 2006, our Audit Committee initiated an independent investigation into this matter. In the course of the investigation, two further contracts entered into by Magyar Telekom Plc. were potentially raising concerns. To date, the independent investigators have been unable to find sufficient evidence to show that any of the four contracts under investigation resulted in the provision of services to us or to our subsidiaries under those contracts of a value commensurate with the payments we made under those contracts. The independent investigators have been unable to determine definitively the purpose of the contracts, and it is possible that the purpose may have been improper. The independent investigators further identified several contracts at our Macedonian subsidiary that could warrant further review. In February 2007, our Board of Directors determined that those contracts should be reviewed and expanded the scope of the independent investigation to cover these additional contracts and related transactions. We have approved and are currently implementing certain remedial measures designed to enhance our internal controls to ensure compliance with Hungarian and U.S. legal requirements and NYSE listing requirements.

As previously reported, the investigation delayed the finalization of our 2005 financial statements, and as a result we and some of our subsidiaries have failed and may fail to meet certain deadlines prescribed by U.S., Hungarian and other applicable laws and regulations for preparing and filing audited annual results and holding annual general meetings. We have to date been fined HUF 13 million as a consequence of these delays.

We have notified the Hungarian Financial Supervisory Authority, the U.S. Securities and Exchange Commission and the U.S. Department of Justice of the investigation, are in regular contact with these authorities regarding the investigation and are responding to inquiries raised by and the investigations being conducted by these authorities. The U.S. Department of Justice has recently expanded the scope of its investigation to include the actions taken by the Company in response to the findings of and issues raised by the Company’s internal investigation and a related subpoena and further informal document requests have been issued.

Magyar Telekom incurred HUF 3.7 bn expenses relating to the investigation in the first nine months of 2007, which are included in other operating expenses in the Headquarters (“HQ”) and shared services segment.

Revenues

Fixed line voice-retail revenues decreased by 12.4% in the first three quarters of 2007 compared to the same period last year, mainly driven by lower domestic outgoing traffic revenues at Magyar Telekom Plc. due to wider use of flat-rate packages, lower usage and decreased customer base resulting mainly from competition and mobile substitution.

Subscription fees showed a slight decrease resulting from lower revenues in the Hungarian fixed line operations driven by decreased average number of both PSTN and ISDN subscribers. Lower subscription revenues at Maktel were mainly driven by decreased average PSTN customer base.

Domestic outgoing fixed line traffic revenues in the first nine months of 2007 amounted to HUF 39.5 bn compared to HUF 53.9 bn in the same period last year. Domestic outgoing traffic revenues decreased due to lower average per minute fees, lower usage and loss of fixed line customers mainly owing to competition from other fixed line service providers and mobile substitution. Both Magyar Telekom Plc. and Emitel offered several price discounts to customers choosing different tariff packages. Customized tariff packages represented 84.8% of the lines at Magyar Telekom Plc. at September 30, 2007. The most popular of these packages are the Felezõ (Halving) and the Favorit packages. Domestic outgoing traffic revenues decreased also at Maktel and at T-Com Crna Gora (“T-Com CG”) primarily due to lower usage reflecting the effect of mobile substitution and in case of T-Com CG the reclassification of calls to Serbia to international traffic.

International outgoing fixed line traffic revenues remained stable and reached HUF 7.9 bn in the first nine months of both 2007 and 2006. The slight (0.5%) increase in this revenue line is mainly due to higher amount of outgoing minutes at T-Com CG, as after the referendum on independence in May 2006 in Montenegro, calls to Serbia are classified as international traffic. This increase was compensated by lower outgoing international traffic revenues at Magyar Telekom Plc. and also at Maktel resulting from lower volume of minutes and decreased prices.

Value-added and other services revenues showed a 16.3% decline in the first three quarters of 2007 as compared to the same period last year. The decrease was owing to the lower amortization of deferred revenues as amortization of connection fees collected 10 years ago started to run out at Magyar Telekom Plc. T-Com. Lower other charges revenues at Magyar Telekom Plc. T-Systems, Maktel and T-Com CG also contributed to the decrease, which was partly offset by a significant increase in cable voice subscription fees in line with higher customer number at T-Kábel Hungary.

Fixed line voice-wholesale revenues increased by 8.5% in the first three quarters of 2007 compared to the same period in 2006 driven by higher domestic and international incoming traffic revenues.

Domestic incoming fixed line traffic revenues for the nine months ended September 30, 2007 increased by 14.9% compared to the same period in 2006. Traffic revenues from LTOs increased at Magyar Telekom Plc. due to the application of the new RIO prices based on NHH’s decision from June 2006 and applied retrospectively for the period September 2005-June 2006. Higher revenues from local loop unbundling also contributed to the increase at Magyar Telekom Plc. At Maktel, incoming domestic traffic revenue increase was driven by new network access contracts with other LTOs. Increase in T-Com CG’s incoming revenues from mobile operators resulted from higher traffic transited and higher prices effective from May 2007. These increases were somewhat compensated by lower incoming revenues from LTOs at T-Com CG reflecting the effect of the previously mentioned referendum last May.

International incoming fixed line traffic revenues increased to HUF 15.8 bn for the nine months ended September 30, 2007 compared to HUF 14.9 bn for the same period in 2006. International incoming revenues increased mainly at T-Com CG as interconnection with Telekom Serbia is presented as international in 2007. This increase was partly offset by lower international incoming revenues at Maktel resulting from decrease in traffic, lower MKD/SDR exchange rate and lower average settlement rates. At Magyar Telekom Plc., lower international incoming revenues were attributable to decreased circuit lease fees and less circuit lease contracts as international telecommunications operators have been establishing their own points of presence.

Internet revenues of the fixed line operations grew to HUF 43.0 bn in the first nine months of 2007 compared to HUF 36.3 bn in the same period last year. This growth was due to the strong increase in the number of ADSL, Internet and Cablenet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers grew to 588,876 by September 30, 2007 (from 451,033 a year earlier) in Hungary and the number of T-Online Internet connections grew by 26.5% to 483,146 compared to the previous year. The proportion of higher revenue generating broadband Internet customers further increased within the customer base, which also contributed to the revenue growth. By the end of September 2007, the total number of our broadband connections reached almost 681,000 in our Hungarian fixed line operations. The number of ADSL and Internet subscribers also increased significantly at our foreign subsidiaries. Higher content and advertisement revenues in Hungary also positively affected Internet revenues.

Data revenues remained flat and amounted to HUF 20.4 bn in the first nine months of 2007 compared to HUF 20.2 bn in the same period of 2006. The continuous migration of narrowband to broadband data products resulted in lower narrowband revenues and higher broadband retail revenues mainly at Magyar Telekom Plc. T-Systems.

Multimedia revenues amounted to HUF 13.6 bn in the first nine months of 2007 as compared to HUF 13.1 bn in the same period of 2006. The increase is mainly due to the growth in cable TV revenues resulting from the increase in average number of cable TV subscribers in Hungary and price increases effective from January 1, 2007.

Revenues from fixed line equipment sales increased in the first three quarters of 2007 compared to the same period in 2006. The increase is mainly driven by higher

EKG-related rental fee at Magyar Telekom Plc. T-Systems, sale of network in August 2007 at Combridge and increase at Maktel owing to more phonesets and ADSL modems sold in 2007. These increases were somewhat offset by equipment sales revenue decrease at Magyar Telekom Plc. T-Com.

Other fixed line revenues increased by 5.2% in the first three quarters of 2007 compared to last year. Other revenues include construction, maintenance, rental, wholesale infrastructure service and miscellaneous revenues. The increase in this revenue line is the result of higher revenues from services provided by Real Estate Management area for Magyar Posta and other companies and higher human resources revenues from educational and holiday services at Magyar Telekom Plc. HQ.

Revenues from mobile telecommunications services amounted to HUF 241.8 bn for the nine months ended September 30, 2007 compared to HUF 237.5 bn for the same period in 2006 (a 1.8% increase). The increase in mobile revenues resulted from higher voice traffic revenue primarily at our foreign mobile operators and higher non-voice revenues at each mobile operator, which was almost offset by decreased other revenue primarily due to Pro-M PrCo. Ltd.’s (“Pro-M”) lower TETRA-related revenue in 2007.

Within mobile telecommunications services, voice traffic revenues represent the largest portion of revenues. It increased by 3.5% and amounted to HUF 186.5 bn in the first nine months of 2007. The increase at T-Mobile Macedonia (“T-Mobile MK”) is due to the higher average customer base and MOU, while at T-Mobile Crna Gora (“T-Mobile CG”) resulted from increased customer base, partly offset by lower MOU and lower per minute rates. The significant increase in visitor revenues is driven by much higher visitor traffic at T-Mobile CG.

T-Mobile Hungary’s (“TMH”) average usage per customer per month measured in MOU increased by 5.8% from 139 minutes in the first three quarters of 2006 to 147 minutes in the same period of 2007. TMH’s monthly average revenue per user (“ARPU”) decreased by 4.8% from HUF 4,793 in the first nine months of 2006 to HUF 4,565 for the same period of 2007, mainly as a result of lower average per minute fees.

Mobile penetration reached 104.4% in Hungary and TMH accounts for 44.1% market share in the highly competitive mobile market at September 30, 2007. TMH’s average customer base increased by 6.0% year over year. The proportion of postpaid customers increased to 36.9% at September 30, 2007 from 33.9% a year earlier.

Higher voice revenues at T-Mobile MK were driven by higher MOU and higher average number of mobile customers, partly offset by lower per minute rates. The number of T-Mobile MK customers increased by 15.1% and reached 1,065,910 at September 30, 2007. T-Mobile MK’s average usage per customer per month measured in MOU increased by 21.1% from 71 minutes in the first three quarters of 2006 to 86 minutes in the same period of 2007.

T-Mobile CG generated HUF 14.0 bn revenues in the first three quarters of 2007 compared to HUF 10.4 bn in the same period of 2006 before inter-company eliminations. As of September 30, 2007, T-Mobile CG had 391,314 customers compared to 270,510 a year earlier. The strong increase in the customer base was mainly influenced by the extended repaid voucher lifecycle from 3 to 11 months effective from October 2006. This increase in the customer base was partly compensated by lower MOU and lower per minute fees.

Voice-wholesale traffic revenues reached HUF 34.3 bn in the first nine months of 2007 compared to HUF 34.0 bn in the same period last year. The small increase was partly due to increased incoming international traffic and higher interconnection prices at T-Mobile MK as well higher interconnection traffic with Cosmofon. At T-Mobile CG the growth resulted from increased interconnection fees with Promonte from February 2007. These increases were almost offset by lower interconnection revenues at TMH in line with decrease in termination rates effective from February 2007.

Total mobile revenue increase was supported also by higher non-voice revenues primarily due to TMH’s increased access revenues (data, WAP, Internet, GPRS) and corporate services revenues.

Mobile equipment sales revenues showed a decrease in the first nine months of 2007 compared to the same period last year due to the decrease in TMH’s revenues reflecting lower average handset prices and lower equipment sales ratio, partially offset by more gross additions to customers. This decrease was somewhat offset by higher equipment sales revenues at T-Mobile MK and at T-Mobile CG mainly as a result of higher number of gross additions.

Lower mobile other revenues were due to significant decrease in TETRA-related revenues at Pro-M in the first three quarters of 2007. Pro-M’s EDR activities contributed HUF 5.3 bn to total mobile revenues in the first nine months of 2007.

System Integration (“SI”) and IT revenues reached HUF 29.2 bn in the first three quarters of 2007 compared to HUF 12.9 bn in the same period last year mainly due to the consolidation of Dataplex and KFKI revenues since their acquisitions (in the second and the third quarter of 2006, respectively) and the consolidation of T-Systems Hungary this year. The increase was also due to higher outsourcing revenues (e.g. E.ON, Budapest Bank, Erste Bank) at Magyar Telekom Plc. T-Systems.

Operating Expenses

Voice-, data- and Internet-related payments decreased to HUF 65.4 bn in the first nine months of 2007 compared to HUF 69.2 bn in the same period of 2006. Lower mobile outpayments at the fixed line LoBs of Magyar Telekom Plc. were due to lower traffic and lower fixed to mobile termination rates effective from February 2, 2007. Lower outpayments at TMH were driven by the decreases in termination fees, partly offset by increased traffic. These decreases were somewhat offset by the increase in mobile outpayments at T-Mobile CG due to increased interconnection fees from February 2007 with Promonte. Higher voice-related payments at T-Com CG resulted from increased mobile traffic transited and higher interconnection fees from May 2007.

The cost of telecommunications equipment in the first three quarters of 2007 was HUF 28.9 bn compared to HUF 37.4 bn in the same period of 2006. The decrease is mainly due to the significantly lower cost of equipment at Pro-M as the main part of EDR network was completed last year. At T-Mobile MK and TMH cost of equipment increased driven by higher gross addition of customers and higher average cost of phonesets. At Magyar

Telekom Plc. the volume of equipment sales decreased in the first nine months of 2007 compared the same period of 2006.

Payments to agents and other subcontractors showed an increase of 68.3% in the first three quarters of 2007 compared to the same period of 2006. The strong increase mainly related to higher SI/IT-related payments due to the inclusion of KFKI Group’s and T-Systems Hungary’s expenses.

Employee-related expenses in the first nine months of 2007 amounted to HUF 77.1 bn compared to HUF 66.1 bn in the same period of 2006 (an increase of 16.5%). Employee- related expenses increased mainly at Magyar Telekom Plc. and also at T-Mobile CG in line with higher severance expenses. The increase was also attributable to the inclusion of new subsidiaries (such as KFKI Group, T-Systems Hungary and M Factory). Despite these acquisitions, the group headcount number decreased from 12,361 on September 30, 2006 to 11,852 on September 30, 2007.

Depreciation and amortization decreased by 5.7% to HUF 85.6 bn in the first three quarters of 2007 from HUF 90.8 bn in the same period of 2006. Lower amount of depreciation is mainly driven by the lower asset base at Magyar Telekom Plc.

Other operating expenses - net decreased by 4.1% year over year. Other net operating expenses include HUF 26.9 bn materials and maintenance fees, HUF 24.3 bn service fees, HUF 13.9 bn marketing fees, HUF 11.3 bn fees and levies, HUF 8.4 bn consultancy and HUF 8.9 bn other expenses. The decrease in other net operating expenses was driven by fees paid by TMH to the Universal Telecommunications Support Fund in 2006 and lower marketing expenses mainly at Magyar Telekom Plc. due to less intensive advertising activity in the first three quarters of 2007. These decreases were partly offset by the consolidation of new subsidiaries such as T-Systems Hungary and KFKI Group. Other operating expenses - net include HUF 3.7 bn expenses Magyar Telekom incurred relating to the ongoing investigation.

Operating Profit

Operating margin for the nine months ended September 30, 2007 was 23.3%, while operating margin for the same period in 2006 was 22.0%. The increase is due to the fact that in percentage terms the increase in revenues was higher than the growth in expenses (the drivers of which is explained above).

Net financial expenses

Net financial expenses amounted to HUF 23.1 bn in the first three quarters of 2007 compared to HUF 21.6 bn in the same period of 2006. Net financial expenses increased mainly due to higher interest paid at Magyar Telekom Plc. resulting from the higher amount of loan received and higher average interest rate. The proportion of loan portfolio with variable interest rates was 35.2% at the parent company so we could utilize the positive effect of falling HUF interest rates. Lower net foreign exchange losses resulting from the strengthening of HUF and higher interest and other financial income at Maktel and Pro-M partly compensated the increase in net financial expenses.

Share of associates’ profits

Share of associates’ profits amounted to HUF 457 million for the nine months ended September 30, 2007 compared to HUF 321 million for the same period in 2006 as T-Systems Hungary (which decreased this revenue line in the first three quarters of 2006) became fully consolidated company of the Group from January 1, 2007.

Income tax

Income tax expense increased from HUF 16.8 bn for the first nine months of 2006 to HUF 24.9 bn in the same period of 2007 mainly due to the full year solidarity tax liability, higher local business tax because of higher total revenue and higher deferred tax on undistributed profit.

Minority interests

Minority interests in the first three quarters of 2007 increased by 8.8% compared to the same period of 2006 and amounted to HUF 10.4 bn. The increase is mainly due to the better performance of T-Mobile MK and T-Mobile CG.

Analysis of group balance sheets

Total assets as of September 30, 2006 were HUF 1,121 bn. Total assets amounted to HUF 1,103 bn as of September 30, 2007.

Cash and cash equivalents

In 2007, Magyar Telekom changed its disclosure of Cash and cash equivalents. In prior periods, Cash and cash equivalents included bank balances whose original maturity was more than three months at the balance sheet date, however, most of them expired within three months after the balance sheet date. From 2007, Cash and cash equivalents include only those bank balances whose original maturity is less than three months. We have restated the prior period disclosures, which resulted in the decrease of the Cash and cash equivalents balance as of December 31, 2005, June 30, 2006, September 30, 2006 and December 31, 2006, with a corresponding increase in current Other financial assets.

Cash and cash equivalents increased from HUF 50.9 bn at September 30, 2006 to HUF 94.2 bn at September 30, 2007 mainly due to high amount of cash accumulated at the Macedonian and Montenegrin subsidiaries. The significant increase in Stonebridge’s cash balance was owing to dividend received from Maktel after its 2005 results.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 25.6% from September 30, 2006 to HUF 65.5 bn at September 30, 2007. Non current loans and other borrowings increased by 36.4% from September 30, 2006 to HUF 310.4 bn at September 30, 2007.

The increase in the total loan portfolio resulted from the financing of KFKI and Dataplex acquisitions and the dividend related to 2005 and 2006 paid in January 2007 and May 2007, respectively.

At September 30, 2007, almost 100% of the loan portfolio was HUF denominated. The gearing ratio defined as net debt divided by net debt plus total equity was 32.2% at September 30, 2007 compared to 26.4% a year earlier.

Trade payables

Trade and other payables increased from HUF 56.2 bn as of September 30, 2006 to HUF 67.6 bn as of September 30, 2007. This significant increase is mainly due to the longer payment period at T-Mobile Hungary in 2007 (in line with the merged treasury practices with Magyar Telekom Plc.) and the inclusion of the trade payable balance of our new subsidiaries.

Analysis of group cashflow

Net cash generated from operating activities increased by 17.1% compared to the first nine months of 2006 and amounted to HUF 176,282 million in the same period of 2007 primarily due to the combined effect of strong decrease in working capital requirements, higher EBITDA and lower income tax paid.

Net cash used in investing activities amounted to HUF 38,580 million in the first three quarters of 2007, while it was HUF 98,767 million for the same period in 2006. This significant decrease in cash outflow is predominantly due to the lower amount paid for purchase of new subsidiaries and lower additions to tangible and intangible assets.

Net cash used in financing activities amounted to HUF 103,352 million in the first nine months of 2007 compared to HUF 29,763 million in the same period of 2006. While during the first three quarters of 2006, Magyar Telekom repaid a net HUF 29,662 million loan, in the same period of 2007 it took a net HUF 58,804 million loan. Dividends paid to shareholders increased by HUF 162,467 million due to dividend payment after the 2005 and 2006 results in 2007 at Magyar Telekom Plc.

Analysis of segment results

Please note that starting from the 1Q07 flash report, Magyar Telekom changed its previously applied segment disclosure as a result of the change in the management structure of Group. Prior years’ segment disclosures are being amended to facilitate comparability with the disclosure of 2007.

The segments are based on the business lines (T-Com, T-Mobile, T-Systems and Headquarter and shared services), which include both Hungarian and foreign activities. The total fixed line operations in the foreign countries are included in our T-Com segment. Reported segments are consistent with information used by management for internal reporting and monitoring purposes. In addition, the Company’s secondary format for reporting segment information is geographical segments.

The sum of the financial results of the four segments presented below does not equal to the group financial results because of intersegment eliminations.

T-Com segment

T-Com segment includes the results of our fixed line operations other than Magyar Telekom Plc. T-Systems, Magyar Telekom Plc. HQ, T-Systems Hungary, Integris, BCN Group, KFKI Group and EurAccount.

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Voice - retail revenues	121,454	107,829	(11.2)
Voice - wholesale revenues	34,642	34,852	0.6
Internet	35,156	42,632	21.3
Other revenues	45,480	45,415	(0.1)
Total revenues	236,732	230,728	(2.5)
EBITDA	97,060	93,268	(3.9)
Operating profit	47,566	50,240	5.6
Gross additions to tangible and intangible fixed assets	23,845	21,995	(7.8)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

T-Com Hungary (incl. also our foreign points of presence in Bulgaria, Romania and Ukraine)

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Voice - retail revenues	92,475	82,950	(10.3)
Voice - wholesale revenues	22,918	21,122	(7.8)
Internet	32,410	39,292	21.2
Other revenues	40,522	39,964	(1.4)
Total revenues	188,325	183,328	(2.7)
EBITDA	75,846	73,056	(3.7)
Operating profit	35,555	37,144	4.5

Maktel

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	33,501	30,350	(9.4)
EBITDA	15,694	14,636	(6.7)

T-Com CG

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	15,247	17,277	13.3
EBITDA	5,304	5,486	3.4

Revenues in the T-Com segment decreased by 2.5% year over year driven by lower voice retail revenues, partly compensated by higher Internet revenues. The domestic outgoing fixed voice business experienced a decline mainly due to price discounts, lower usage and due to loss of lines reflecting the effect of strong competition and mobile substitution. International outgoing traffic revenues increased due to higher revenues at T-Com CG as traffic to Serbia is classified as international following the referendum on independence last May. This increase in this revenue line was partly compensated by lower international revenues both at Magyar Telekom Plc. T-Com and Maktel as a result of decreased volume of traffic and lower average fees. Incoming traffic revenues remained stable as higher international incoming revenues were almost offset by lower domestic incoming revenues. Internet revenues increased by 21.3% in the first nine months of 2007 compared to the same period of 2006 driven by strong volume increases in the number of ADSL and Internet subscribers both in Hungary and at our foreign subsidiaries as well as higher Cablenet customer base at T-Kábel Hungary. Higher content revenues at M Factory (former Mobilpress) and increased advertisement revenues at T-Online Hungary also had favorable effects on Internet revenues. Lower data revenues were driven by the decrease at Magyar Telekom Plc. T-Com. Multimedia revenues showed an increase due to higher Cable TV revenues in line with larger customer base and higher prices at T-Kábel Hungary.

Operating profit of the T-Com segment increased by 5.6%. While total revenues decreased by 2.5%, operating expenses decreased by 4.6% mainly owing to lower depreciation and amortization and revenue-related payments. These decreases were partly offset by increased employee-related expenses.

T-Mobile segment

T-Mobile segment includes the results of T-Mobile Hungary, Pro-M, T-Mobile Macedonia and T-Mobile Crna Gora.

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Voice - retail	141,584	147,554	4.2
Voice - wholesale	46,717	45,173	(3.3)
Visitor	7,204	7,946	10.3
Non-voice	29,443	32,971	12.0
Equipment sales and activation	16,268	15,438	(5.1)
Other revenues	12,613	8,692	(31.1)
Total revenues	253,829	257,774	1.6
EBITDA	104,713	114,691	9.5
Operating profit	69,024	79,963	15.8
Gross additions to tangible and intangible fixed assets	29,573	24,528	(17.1)

T-Mobile Hungary

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Voice - retail	117,977	122,186	3.6
Voice - wholesale	39,845	36,462	(8.5)
Visitor	4,586	4,718	2.9
Non-voice	25,144	27,552	9.6
Equipment sales and activation	14,737	13,443	(8.8)
Other revenues	1,649	3,917	137.5
Total revenues	203,938	208,278	2.1
EBITDA	83,608	89,668	7.2
Operating profit	56,500	61,862	9.5

Pro-M (Tetra)

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	10,867	5,253	(51.7)
EBITDA	(382)	1,460	n.m.

T-Mobile Macedonia

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	28,935	31,417	8.6
EBITDA	16,325	17,503	7.2

T-Mobile Crna Gora

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	10,378	13,969	34.6
EBITDA	5,162	6,060	17.4

Revenues in the T-Mobile segment increased by 1.6% in the first three quarters of 2007 compared to the same period of 2006 resulting from higher voice traffic revenue at T-Mobile CG and at T-Mobile MK and higher non-voice revenues mainly at TMH. Increases were partly offset by lower TETRA-related revenues at Pro-M.

The growth in TMH’s voice-retail revenues resulted mainly from increased average customer base and also from higher MOU, partly offset by decrease in tariffs. Average monthly usage per TMH subscriber increased by 5.8% from 139 minutes in the first nine months of 2006 to 147 minutes in the same period of 2007. TMH customer base increased by 7.5% to 4,628,153 subscribers, including 2,918,056 prepaid customers by September 30, 2007. T-Mobile Hungary’s ARPU decreased by 4.8% from HUF 4,793 in the first three quarters of 2006 to HUF 4,565 in the same period of 2007. Revenues from call terminations showed a decrease primarily affected by lower termination fees at TMH applied from February 2, 2007. Non-voice revenues increased due to higher data access and corporate services revenues. Equipment sales revenues declined year over year owing to lower average handset prices and equipment sales ratio, partially offset by more gross additions. Increase in other revenues is mainly driven by revenues from internal services in 2007.

Operating profit at TMH increased by 9.5%, as total revenues increased by HUF 4.3 bn while operating expenses decreased by HUF 1.0 bn year over year. Operating expenses decreased due to the combined effect of decreased payments to other mobile operators, increased other net operating expenses, employee-related expenses, depreciation and amortization and higher cost of equipment.

Total revenues of T-Mobile MK increased by 8.6% in the first three quarters of 2007 mainly due to higher MOU and higher average customer base, partly offset by lower per minute rates. T-Mobile MK’s subscriber base increased by 15.1%, to 1,065,910 including 816,755 prepaid customers on September 30, 2007. T-Mobile MK had 63.2% share in the Macedonian mobile market and mobile penetration was 80.8% at the end of September 2007. Non-voice revenues increased as a result of higher number of SMSs.

Total operating expenses of T-Mobile MK remained flat as higher cost of equipment and payments to domestic and international operators were offset by decrease in depreciation and amortization and other net operating expenses.

Total revenues of T-Mobile CG amounted to HUF 14.0 bn in the first nine months of 2007 compared to HUF 10.4 bn in the same period of 2006. This increase was attributable to the significantly higher number of customers, partly offset by lower MOU and lower per minute fees. Voice-wholesale revenues were positively hit by the change in interconnection fee with Promonte from February 2007 and with T-Com CG from June 2007. The growth in visitor revenues reflects a strong increase in visitor minutes.

Operating profit at T-Mobile CG significantly increased driven by higher increase in revenues than in operating expenses. The growth in operating expenses was driven by the increase in payments to both fixed line and mobile operators, higher employee-related expenses, partly compensated by lower depreciation and amortization as well as lower other net operating expenses.

T-Systems segment

T-Systems segment includes the results of Magyar Telekom Plc. T-Systems, T-Systems Hungary, Integris, BCN Group and KFKI Group.

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Voice revenues	17,428	13,379	(23.2)
SI/IT revenues	11,586	28,253	143.9
Other revenues	14,209	15,104	6.3
Total revenues	43,223	56,736	31.3
EBITDA	11,372	11,561	1.7
Operating profit	8,840	7,175	(18.8)
Gross additions to tangible and intangible fixed assets	3,355	1,451	(56.8)

The strong increase of 31.3% in the revenues of T-Systems segment primarily resulted from higher SI/IT revenues reflecting the consolidation effect of KFKI Group and T-Systems Hungary revenues in the first nine months of 2007. Higher revenues at Magyar Telekom Plc. T-Systems also positively hit SI/IT-related revenues. These increases were partly offset by lower voice retail revenues.

Despite the considerable revenue growth, operating profit dropped by 18.8% owing to higher subcontractor expenses, employee-related expenses and depreciation and amortization, partly compensated by lower cost of equipment.

HQ and shared services segment

HQ and shared services segment includes the results of Magyar Telekom Plc. HQ and EurAccount.

HUF millions	9 months ended Sep 30, 2006	9 months ended Sep 30, 2007	Change (%)
Total revenues	18,808	17,460	(7.2)
EBITDA	(14,326)	(16,535)	15.4
Operating profit	(17,395)	(19,979)	14.9
Gross additions to tangible and intangible fixed assets	2,156	1,929	(10.5)

The Headquarters and shared services segment performs strategic and cross-divisional management functions for the Magyar Telekom Group, as well as real estate, marketing, security, procurement, human resources and accounting services, mainly internally within the Group. Revenues of the segment decreased mainly due to less marketing services provided internally within the group. Operating expenses of HQ segment significantly exceeded its revenues and this led to negative EBITDA and operating profit in both periods. Higher negative operating results were mainly due to increase in employee-related expenses driven by higher severance expenses in the first three quarters of 2007.

Magyar Telekom

Company name:	Magyar Telekom Plc.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2007 – September 30, 2007
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		x
Consolidated	x
Accounting principles	Hungarian	IFRS x	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Plc.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Crnogorski Telekom	mEUR 141	76.53%	76.53%	L
Pro-M	5,200	100.00%	100.00%	L
Investel	4,453	100.00%	100.00%	L
BCN Rendszerház	3,500	100.00%	100.00%	L
Emitel *	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary*	1,906	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
Dataplex	900	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
T-Systems Hungary	500	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
KFKI-LNX	220	100.00%	100.00%	L
IQSYS	211	100.00%	100.00%	L
TeleData	39	50.98%	50.98%	L
Kitchen Budapest	25	100.00%	100.00%	L
ProMoKom	23	100.00%	100.00%	L
M Factory	20	92.00%	92.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	4	100.00%	100.00%	L
Axelero	4	100.00%	100.00%	L
MatávKábel TV	4	100.00%	100.00%	L
Viabridge	mEUR 1.16	100.00%	100.00%	L
Novatel Ukraine	mEUR 0.28	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L
Combridge	mROL 3.29	100.00%	100.00%	L
Novatel EOOD	mBGN 0.3	100.00%	100.00%	L
Orbitel	mBGN 0.078	100.00%	100.00%	L

* The Court of Registry has registered the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc and the integration of Emitel Co. Ltd. with Magyar Telekom Plc. as of September 30, 2007. From October 1, 2007, Magyar Telekom Plc will be the legal successor of Emitel Co. Ltd. and the access business line separated from T-Online Hungary Co. Ltd. T-Online Hungary’s web and content services business area will operate under the name [origo] Media and Communications Co. Ltd. as a Magyar Telekom Group member company and as the legal successor of the remaining content area of T-Online Hungary.

1

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	53,666
Future obligations from rental and operating lease contracts	35,787
Future obligation from capex contracts	(3,240)
Other future obligations	—

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	7,005	6,980	6,744
Group	12,361	12,341	11,852

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	6,980	6,941	6,858	6,744
Group	12,341	12,365	12,262	11,852

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Opening (January 1st, 2007)			Closing (September 30th, 2007)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	4.66	4.67	48,557,295	4.97	4.98	51,818,017
Foreign institution/company	79.80	79.99	832,189,613	87.39	87.51	911,239,194
Domestic individual	1.18	1.18	12,261,779	1.41	1.41	14,648,409
Foreign individual	0.01	0.01	142,621	0.01	0.01	149,694
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.24	n.a.	2,456,659	0.14	0.00	1,503,541
Government Institutions	0.18	0.18	1,874,242	0.00	0.00	30,864
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	13.40	13.43	139,714,579	4.96	4.97	51,677,471
Depositaries	0.53	0.54	5,571,427	1.12	1.12	11,701,025
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,768,216	100.00	100.00	1,042,768,216

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	2,456,659	1,917,824	1,553,341	1,503,541
Subsidiaries	0	0	0	0
Total	2,456,659	1,917,824	1,553,341	1,503,541

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,438,581	59.21	59.30	Strategic owner

2

TSZ3. Senior officers, strategic employees

			Beginning	End(2)	No. of shares
Type(1)	Name	Position	of assignment		held
SE	Christopher	Chairman-CEO	December 5, 2006	—	0
BM	Mattheisen	Board Member	December 21, 2006
SE	Thilo Kusch	Chief Financial Officer	October 1, 2006	—	0
BM		Board Member	November 6, 2006
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Dr. Mihály Gálik	Board Member	November 6, 2006	—	1,000
BM	Michael Günther	Board Member Remuneration Committee Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member	April 25, 2003	—	400
BM	Rudolf Kemler	Board Member	April 26, 2007	—	0
BM	Frank Odzuck	Board Member Remuneration Committee Member	November 6, 2006	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Jutta Burke	Supervisory Board Member	April 26, 2007	—	20
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Dr. János Illéssy	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Dr. Sándor Kerekes	Supervisory Board Member Audit Committee Member	November 6, 2006		0
SBM	István Koszorú	Supervisory Board Member	April 26, 2007	—	0
SBM	Dr. György Szapáry	Supervisory Board Member Audit Committee Member	March 1, 2007		0
SBM	Konrad Kreuzer	Supervisory Board Member	November 6, 2006	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	417
SBM	Péter Vermes	Supervisory Board Member	June 27, 1995	—	8,800
SE	István Maradi	Chief Information Officer	April 1, 2007	—	0
SE	György Simó	Chief Operating Officer, Wireline Services Line of Business	September 20, 2006	—	0
SE	Éva Somorjai	Chief Human Resources Officer	April 1, 2007		0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SE	János Winkler	Chief Operating Officer, Mobile Services Line of Business	March 1, 2006	—	0
Own share property total:					18,009

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

(2) Members of the Board of Directors and Supervisory Board serve until May 31, 2010, unless otherwise stated.

3

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 2, 2007	Magyar Telekom acquired an additional 2% stake in T-Systems Hungary and strengthened its strategic cooperation with T-Systems Enterprise Services Gmbh
January 2, 2007	Change in the number of Magyar Telekom’s treasury shares
January 5, 2007	No social security number (TAJ) is required for the 2005 dividend payment
January 24, 2007	Dr. Tamás Pásztory, the Chief Human Resources and Legal Officer of Magyar Telekom will leave the company with effect from March 30, 2007
January 25, 2007	Magyar Telekom has closed the transaction to acquire a 100% stake in Mobilpress
January 25, 2007	Magyar Telekom announced share ownership of senior officers
March 6, 2007	Magyar Telekom introduces naked ADSL
March 22, 2007	The Board of Directors of Magyar Telekom has appointed Éva Somorjai as Chief Human Resources Officer as of April 1, 2007.
March 22, 2007

The Board of Directors has reviewed the 2006 annual reports of Magyar Telekom Plc. prepared in accordance with Hungarian Accounting Rules (HAR), and that of Magyar Telekom Group prepared in accordance with the IFRS, and proposes them for approval to the Annual General Meeting. The Board of Directors also proposes a HUF 70 per share dividend payment for the financial year 2006 for approval to the Annual General Meeting

March 23, 2007	István Maradi has been appointed as Chief Information Officer of Magyar Telekom as of April 1, 2007
April 17, 2007	Hungarian Parliament decides to cease golden share
May 7, 2007	Announcement of Magyar Telekom Plc. regarding dividend payment for business year 2006
May 14, 2007	Magyar Telekom has paid the HUF 1.5bn earn-out payment to the previous owners of KFKI as defined in the Share Purchase Agreement
May 16, 2007	The number of treasury shares held by Magyar Telekom declined from 1,917,824 to 1,789,575 as of May 15, 2007
May 18, 2007	Magyar Telekom announces share ownership of new senior officers
May 25, 2007	Magyar Telekom refinances its two inter-company loans
May 25, 2007	Magyar Telekom Board of Directors proposes further integration steps within the Group
May 29, 2007	Magyar Telekom simplifies the organisational structure of its T-Systems segment
June 19, 2007	Dr. Klaus Hartmann, member of Magyar Telekom’s Board of Directors, has resigned from his position
June 26, 2007	The number of treasury shares held by Magyar Telekom declined from 1,789,575 to 1,779,375 as of June 25, 2007
June 27, 2007	Magyar Telekom files Form 20-F for fiscal year 2006
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,779,375 to 1,768,441 as of June 27, 2007
June 28, 2007	The number of treasury shares held by Magyar Telekom declined from 1,768,441 to 1,745,141 as of June 28, 2007
June 29, 2007

Magyar Telekom’s Extraordinary General Meeting made a decision about the fusion of the access business line split off from T-Online Hungary Co. Ltd. and Magyar Telecom Plc., and the merger of Emitel Co. Ltd. with Magyar Telekom

July 2, 2007	The number of treasury shares held by Magyar Telekom declined from 1,745,141 to 1,553,341 as of June 29, 2007 and to 1,503,541 as of July 2, 2007.
July 31, 2007	General Meeting decision on dividend at MakTel
July 31, 2007	General Meeting decision on dividend at Crnogorski Telekom
August 31, 2007	Magyar Telekom completed the transaction to acquire the remaining 49% in T-Systems Hungary
September 12, 2007	Magyar Telekom announced that the number of Magyar Telekom shares held by JPMorgan Chase Bank fell to 51,840,025, thus decreasing its influence in Magyar Telekom to 4.98%.
September 25, 2007	Magyar Telekom Board of Directors decided to re-shape the Company’s management and organizational structure
September 25, 2007	Magyar Telekom Board of Directors appointed István Papp as Chief Operating Officer of the Business Services Business Unit (T-Systems)
October 1, 2007

The Court of Registry has registered the following: the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc; the integration of Emitel Co. Ltd. with Magyar Telekom Plc; and the amendments to the Articles of Association of Magyar Telekom Plc adopted by the General Meeting of the Company held on June 29, 2007

October 1, 2007	Magyar Telekom registered in the public tender of the Republic of Slovenia for the sale of an equity participation in Telekom Slovenije d.d.
October 1, 2007	Magyar Telekom reached an agreement with trade unions on the headcount reduction for 2008

4

October 16, 2007	Magyar Telekom submitted a non-binding bid for Telekom Slovenije
October 26, 2007	Magyar Telekom shortlisted for the privatization of Telekom Slovenije

Magyar Telekom Plc. publishes its announcements in Magyar Tõkepiac.

Change in the organizational structure

The Court of Registry has registered the following: the merger of T-Online Hungary Co. Ltd.’s internet access area into Magyar Telekom Plc; the integration of Emitel Co. Ltd. with Magyar Telekom Plc. From October 1, 2007, Magyar Telekom Plc will be the legal successor of Emitel Co. Ltd. and the access business line separated from T-Online Hungary Co. Ltd. The access business area will continue to operate under the T-Online brand within the Magyar Telekom Group. The legal successor of the remaining content area of T-Online Hungary Co. Ltd. will operate as “[origo]” Co. Ltd.

On its meeting held on September 25, 2007, Magyar Telekom Board of Directors decided to re-shape the Company’s management and organizational structure in order to enhance service quality and improve cost efficiency, as well as exploit new, innovative service and business opportunities. The new management structure, which is based on a Group operational model structured around customer segments, will be introduced on January 1, 2008. Both the organizational framework and scope of activity of individual business units, and the responsibility spheres of senior management will be affected.

The Board of Directors of Magyar Telekom appointed István Papp as Chief Operating Officer of the Business Services Business Unit (T-Systems). He took up his position on October 16, 2007. In parallel, István Papp became member of Magyar Telekom’s Management Committee. Chief Officer Zoltán Tankó, the former head of the business unit, resigned his position by mutual agreement and with the consent of Magyar Telekom’s Board of Directors with effect from October 15, 2007.

Declaration of responsibility

We the undersigned declare that to the best of our knowledge all data and information in the attached report are true and correct and the report does not omit any material information necessary for investors to make an informed judgement of Magyar Telekom. We acknowledge that, based on the order of the Capital Markets Act, Magyar Telekom, as an issuer, is responsible for any damage caused by its failure to make a regular or extraordinary announcement or by any misleading announcement made.

Christopher Mattheisen	Thilo Kusch
Chairman and Chief Executive Officer	Chief Financial Officer

Budapest, November 7, 2007

5

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

	By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director
M&A Execution and Investor Relations

Date: November 8, 2007